# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Peace Acquisition Corp., CIK 0002088626
CUSIP: G6956D105
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 205 WEST 37TH STREET, NEW YORK, New York (NY), 10018
Date of event which requires filing of this statement: 05/26/2026
Filed by CIK 0002105314
Persons authorized to receive notices and communications: Fangping Zheng, 205 W. 37th St., New York, New York (NY), 10018, (203) 998-5540

## Reporting persons
- Baystar Holding Group Ltd (CIK 0002105314): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 1,542,500; shared voting power 0; sole dispositive power 1,542,500; shared dispositive power 0; aggregate amount beneficially owned 1,542,500 (18.3% of the class)
  Comment: Based on 8,437,500 of the Issuer's ordinary shares outstanding as of the date of this Schedule 13D.
- Zheng Fangping (CIK 0002107568): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 1,542,500; shared voting power 0; sole dispositive power 1,542,500; shared dispositive power 0; aggregate amount beneficially owned 1,542,500 (18.3% of the class)
  Comment: Based on 8,437,500 of the Issuer's ordinary shares outstanding as of the date of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Peace Acquisition Corp.
Address of issuer's principal executive offices: 205 WEST 37TH STREET, NEW YORK, New York (NY), 10018

## Item 2. Identity and Background
Name of person filing:
Baystar Holding Group Ltd
Fangping Zheng
Residence or business address:
c/o Peace Acquisition Corp
205 W. 37th Street
New York, New York 10018
Present principal occupation or employment: Baystar Holding Group Ltd is a British Virgin Islands company. Fangping Zheng is the sole director and shareholder of Baystar Holding Group Ltd and serves as Chairman and Chief Executive Officer of Peace Acquisition Corp, a Cayman Islands exempted company with its principal executive offices at 205 W. 37th Street, New York, New York 10018.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship:
Baystar Holding Group Ltd: British Virgin Islands
Fangping Zheng: China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities reported herein were acquired in connection with the organization and initial public offering of Peace Acquisition Corp. Baystar Holding Group Ltd acquired founder shares prior to the Issuer's initial public offering for nominal consideration and purchased private units in a private placement consummated simultaneously with the closing of the Issuer's initial public offering. Each private unit consists of one ordinary share, one right and one redeemable warrant. The funds used by Baystar Holding Group Ltd to purchase the securities reported herein came from its working capital.

Fangping Zheng may be deemed to beneficially own the securities held by Baystar Holding Group Ltd as a result of her position as sole director and shareholder of Baystar Holding Group Ltd.

## Item 4. Purpose of Transaction
Purpose of transaction:
On July 9, 2025, Casper Holding LP, a sponsor of the Issuer, acquired an aggregate of 2,300,000 ordinary shares for an aggregate purchase price of $25,000 (the "Founder Shares"). Thereafter, Casper Holding LP transferred an aggregate of 1,541,000 ordinary shares to Baystar Holding Group Ltd ("Baystar"), another sponsor of the Issuer. Baystar made the acquisition reported in this Schedule 13D as a sponsor of the Issuer and in support of the Issuer's business plan. The Issuer's business plan is to enter into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination.

On May 26, 2026, in a private placement taking place simultaneously with the Issuer's initial public offering ("IPO"), Baystar purchased 202,500 units of the Issuer ("Private Units"), each Private Unit consisting of one ordinary share, one right and one redeemable warrant. The Private Units were purchased at a price of $10.00 per Private Unit, for an aggregate purchase price of $2,025,000.

In connection with the non-exercise of the underwriter's over-allotment option in the IPO, Baystar forfeited 201,000 Founder Shares for no consideration. After giving effect to such forfeiture, Baystar beneficially owns 1,542,500 ordinary shares. Fangping Zheng is the sole director and shareholder of Baystar. Fangping Zheng is the Chairman and Chief Executive Officer of the Issuer and may be deemed to beneficially own the securities held by Baystar. The Reporting Persons have beneficial ownership of approximately 18.3% of the outstanding ordinary shares of the Issuer.

The Reporting Persons may later acquire additional securities of the Issuer. Any actions the Reporting Persons might undertake with respect to the ordinary shares may be made at any time and from time to time without prior notice and will be dependent upon their review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to the Reporting Persons.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, the Reporting Persons do not have any plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of ordinary shares beneficially owned by the Reporting Persons are as follows: 1,542,500 ordinary shares, representing approximately 18.3% of the outstanding ordinary shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Baystar Holding Group Ltd has sole power to vote or to direct the vote of 1,542,500 ordinary shares and sole power to dispose or to direct the disposition of 1,542,500 ordinary shares. Fangping Zheng, as the sole director and shareholder of Baystar Holding Group Ltd, may be deemed to beneficially own the ordinary shares held by Baystar Holding Group Ltd.

The above amounts do not include ordinary shares issuable upon conversion of rights or exercise of warrants, which are not convertible or exercisable within 60 days.
Transactions in the class effected during the past sixty days: During the 60 days preceding the date of this report, the Reporting Persons have not effected any transactions in the Issuers ordinary shares except as described in Item 4 above, including the forfeiture described therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Fangping Zheng is the sole director and shareholder of Baystar Holding Group Ltd.

Baystar Holding Group Ltd is party to: (i) a Registration Rights Agreement, dated May 21, 2026, by and among the Issuer, Baystar Holding Group Ltd, Casper Holding LP, EarlyBirdCapital, Inc. and certain other parties thereto (the "Registration Rights Agreement"), (ii) a Letter Agreement, dated May 21, 2026, by and among the Issuer, EarlyBirdCapital, Inc., Baystar Holding Group Ltd, Casper Holding LP and certain other parties thereto (the "Insider Letter Agreement"), (iii) a Private Placement Units Purchase Agreement, dated May 21, 2026, by and between the Issuer and Baystar Holding Group Ltd (the "Private Placement Agreement"), and (iv) a Securities Escrow Agreement, dated May 21, 2026, by and among the Issuer, the initial shareholders of the Issuer and Continental Stock Transfer & Trust Company (the "Securities Escrow Agreement").

Pursuant to the Registration Rights Agreement, the initial shareholders, including Baystar Holding Group Ltd, and the other parties thereto are entitled to registration rights for the ordinary shares held by them immediately prior to the Issuer's IPO, in addition to certain other securities. The holders of a majority of these securities are entitled to make up to three demands that the Issuer register such securities. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to consummation of the Issuer's Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Pursuant to the Insider Letter Agreement, Baystar Holding Group Ltd agreed, among other things, to vote all shares owned by it, subject to applicable securities laws, in favor of a proposed Business Combination, not to redeem any shares owned by it in connection with such Business Combination, to waive certain rights to funds held in the Issuer's trust account with respect to founder shares and to certain transfer restrictions with respect to its founder shares.

Pursuant to the Private Placement Agreement, Baystar Holding Group Ltd agreed to purchase 202,500 units of the Issuer, each private unit consisting of one ordinary share, one right and one redeemable warrant, at a price of $10.00 per unit for an aggregate purchase price of $2,025,000.

Pursuant to the Securities Escrow Agreement, Baystar Holding Group Ltd agreed, among other things, to deposit its founder shares into escrow for the escrow period set forth in the Securities Escrow Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Joint Filing Agreement by and between Baystar Holding Group Ltd and Fangping Zheng.

Registration Rights Agreement: https://www.sec.gov/Archives/edgar/data/2088626/000149315226025041/ex10-3.htm

Insider Letter Agreement: https://www.sec.gov/Archives/edgar/data/2088626/000149315226025041/ex10-1.htm

Private Placement Units Purchase Agreement: https://www.sec.gov/Archives/edgar/data/2088626/000149315226025041/ex10-4.htm

Securities Escrow Agreement: https://www.sec.gov/Archives/edgar/data/2088626/000149315226025041/ex10-8.htm

## Signatures
- Baystar Holding Group Ltd: Fangping Zheng, Fangping Zheng (06/16/2026)
- Zheng Fangping: Fangping Zheng, Fangping Zheng (06/16/2026)